

June 8, 2010

Mr. Isaac H. Sutton
President
Ludvik Capital, Inc.
381 Park Avenue South, Ste. 1202
New York, NY 10016

RE: **Form 8-K Item 4.01 filed June 4, 2010**
        File #0-52402

Dear Mr. Sutton:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note in your Item 4.01 Form 8-K filed on June 4, 2010 that you have engaged a new accountant. However, you did not include any of the required disclosures related to your former accountant. Please amend your Form 8-K to clarify whether you had engaged an accountant prior to engaging Sherb & Co. If you did engage an accountant prior to Sherb & Co., please enhance your disclosures in an amended Form 8-K to comply with the requirements of Item 304 of Regulation S-K, which also includes filing a letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K/A. If you did not engage an accountant prior to engaging Sherb & Co., your amended Form 8-K should clearly state that you did not have an accountant prior to the engagement of Sherb & Co. on June 2, 2010.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to this comment within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant